                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                         Commission File Number: 0-10665

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

(Check One):
|X| Form 10-K    |_| Form 11-K    |_| Form 20-F     |_| Form 10-Q     |_|
Form N-SAR
|_| Form 10KSB

               For Period Ended: May 31, 2001

               [ ] Transition Report on Form 10-K
               [ ] Transition Report on Form 20-F
               [ ] Transition Report on Form 11-K
               [ ] Transition Report on Form 10-Q
               [ ] Transition Report on Form N-SAR

               For the Transition Period Ended:
                                               ---------------------------------

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
                                                       -------------------------

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                                     PART I
                             REGISTRANT INFORMATION

                                  SofTech Inc.
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                             Full Name of Registrant


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                            Former Name if Applicable

                                2 Highwood Drive
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           Address of Principal Executive Office (Street and Number)

                               Tewksbury, MA 01876
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                            City, State and Zip Code

                                     PART II
                            RULES 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

|X|   (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|X|   (b) The subject annual report, semi-annual report, transition report on

          Form 10-K, 20-F, 11-K or N-SAR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

|_|   (c) The accountant's statement or other exhibit required by Rule 12b-25(c)
          has been attached if applicable.

                                    PART III
                                    NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

      The Registrant's Annual Report on Form 10-K for the year ended May 31, 2001 could not be filed within the prescribed period due to a relocation of the Company's headquarters from Michigan to Massachusetts and the resulting departure of a few employees that were important to the completion of the financial statements and regulatory filings in prior years. While new personnel have been hired to replace the departing staff, getting these new resources trained has slowed the year end closing and Annual Report preparation. In addition, in August 2001 the Company announced the selection of a new independent auditing firm to complete the current year audit which is currently ongoing.

                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

   Joseph P. Mullaney, President and COO           (781)         890-8373
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       (Name)                                    (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). |X| Yes |_| No

(3) Is it anticipated that any significant change in results of operation for the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? |_| Yes |X| No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                                  SofTech, Inc.
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                  (Name of Registrant as Specified in Charter)

         Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date  August 29, 2001                   By  /s/ Joseph P. Mullaney
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                                                Joseph P. Mullaney
                                                President and COO

Instruction: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

     Intentional misstatements or omissions of fact constitute Federal criminal violations. (See 18 U.S.C. 1001)